SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 2, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone Company, dated May 2, 2003, regarding forfeit of non-exchanged coupon share certificates in Ericsson and forfeit of unclaimed bonus shares in Ericsson.

ERICSSON

NOTICE TO SHAREHOLDERS

Forfeit of non-exchanged coupon share certificates in

Telefonaktiebolaget LM Ericsson

The Swedish company Telefonaktiebolaget LM Ericsson (“Ericsson”), corporate identity No. 556016-0680, became a VPC-registered company (Sw. avstämningsbolag) on 17 August 1976. Holders of coupon share certificates, who subsequent to Ericsson having become a VPC-registered company have not yet been entered as owners of shares in the share register kept by VPC AB (the Swedish Central Securities Depository, “VPC”), are hereby requested, pursuant to Chapter 3, Section 11, the Swedish Companies Act (1975:1385) (the “Companies Act”), on pain of forfeiting the shares, to surrender the coupon share certificates to a Swedish bank for registration of the ownership with VPC.

If a written request for registration, together with the coupon share certificate, has not been received by VPC on 3 May 2004, at the latest, the shares in question will be sold through a securities institution on behalf of the entitled persons. After the sale, the prior owner of the shares will only be entitled to receive the proceeds of the sale, after deduction for costs incurred in connection with the request and the sale of the shares. Sums that are not collected within ten (10) years from the date of sale shall become the property of Ericsson.

Forfeit of unclaimed bonus shares in Ericsson

Shareholders who have not yet claimed shares in Ericsson’s bonus issues in 1982 and 1998 are hereby requested, pursuant to Chapter 4, Section 17, the Companies Act, on pain of forfeiting the shares, to do so by notifying a Swedish bank that in turn will notify VPC.

If a written request for registration has not been received by VPC on 3 May 2004, at the latest, the shares in question will be sold through a securities institution on behalf of the entitled persons. After the sale, the entitled person will only be entitled to receive the proceeds of the sale, after deduction for costs incurred in connection with the request and the sale of the shares. Sums that are not collected within four (4) years from the date of sale shall become the property of Ericsson.

Stockholm, April 2003

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: May 2, 2003